Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in the Registration Statements (Form S-8 No. 333-30528) of our report dated June 19, 2006, relating to the statement of net assets available for benefits of the Sigma-Aldrich Corporation 40l(k) Retirement Savings Plan as of December 31, 2005, the related statement of changes in net assets available for benefits for the year ended December 31, 2005, and the related supplemental schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 Annual Report on Form 11-K of the Sigma-Aldrich Corporation 401(k) Retirement Savings Plan.

Brown Smith Wallace LLC

June 19, 2006

St. Louis, Missouri